Exhibit 99.2
CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 30, 2023 at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the annual report over the financial year 2022 (discussion item)

3.Adoption of the annual accounts over the financial year 2022 (voting item)

4.Explanation of the dividend and reservation policy (discussion item)

5.Appointment of the external auditor for the financial year 2023 (voting item)

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2022 (voting item)

7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2022 (voting item)

8.Appointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

9.Appointment of A.G. Lehnert as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

10.Appointment of J.A. Ezz as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

11.Re-appointment of M.M. Tillmann as managing director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

12.Appointment of R.T.J. Schrömgens as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2026 (voting item)

13.Approval of compensation of E. Hart for service as supervisory director (chairman of the supervisory board) (voting item)

14.Amendment of articles of association (voting item)

15.Cancellation of 20,000,000 class A shares (voting item)

16.Authorization of the management board to acquire shares in the Company’s capital (voting item)

17.Closing

No business shall be voted on at the AGM, except such items as included as voting items in the above- mentioned agenda.

The registration date for the AGM is June 2, 2023 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 23, 2023. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.Discussion of the annual report over the financial year 2022 (discussion item)

The Company's annual report over the financial year 2022 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.Adoption of the annual accounts over the financial year 2022 (voting item)

The Company's annual accounts over the financial year 2022 have been made available on the Company's website (http://ir.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.Appointment of the external auditor for the financial year 2023 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2023. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2022 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2022.

7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2022 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2022.

8.Appointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to appoint T.J. Thomas as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

9.Appointment of A.G. Lehnert as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to appoint A.G. Lehnert as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

10.Appointment of J.A. Ezz as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to appoint J.A. Ezz as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

11.Re-appointment M.M. Tillmann as managing director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint M.M. Tillmann as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2024.

12.Appointment of R.T.J. Schrömgens as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2026 (voting item)

The Company's supervisory board has made a binding nomination to appoint R.T.J. Schrömgens as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2026.

Rolf Schrömgens is co-founder of leadership.sprouts, an organization that aims to evolve leadership into the digital age. He also co-founder of brafe.space, a movement to create a space for entrepreneurs and activists to evolve themselves and their organizations. Until the end of 2019, Mr. Schrömgens was CEO of the Company. Prior to founding trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to

2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).

Mr. Schrömgens holds 19,483,934 Class A shares and 28,468,807 Class B shares in the Company.

Mr. Schrömgens has been nominated for his experience, background and skills.

13.Approval of compensation of E. Hart for service as supervisory director (chairman of the supervisory board)

On September 14, 2022, the Company received the resignation of Peter Kern as chairman of the Company's supervisory board. On the same date, the supervisory board approved such resignation and elected Eric Hart, who was initially appointed to the supervisory board in 2021, to replace Mr. Kern as chairman of the supervisory board. Mr. Kern continues to serve as a member of the Supervisory Board. On the same date, the Supervisory Board approved, subject to the approval of the Company's general meeting of shareholders, the compensation below.

Pursuant to article 25 of the Company's articles of association, the Company's general meeting may grant a compensation to the Company's supervisory directors. It is proposed that the compensation for Eric Hart for service as member and chairman of the Company's supervisory board shall be as follows:

Annual cash compensation:	EUR 250,000 gross, on a pro rata basis with effect from September 14, 2022.
Options:	One-time grant of 1,000,000 options for class A shares in the Company's capital.
Strike price:	USD 1.52 (the closing price of trivago's class A shares on the Nasdaq Stock Exchange on September 14, 2022).
Vesting schedule:
With effect from September 14, 2022, 1/12th of the total number of Options shall vest on February 15, May 15, August 15 and November 15 of each year for a period of three years .

By adoption of this resolution, the Options that would have vested on November 15, 2022, February 15, 2023 and May 15, 2023 (being 250,000 Options in total) shall vest immediately on the date of the AGM.

Accelerated vesting:	In case of a change of control of the Company (as defined by the Company's supervisory board), all Options shall vest immediately.

14.Amendment of articles of association (voting item)

It is proposed to amend the Company's articles of association in order to (i) specifically allow the granting of titles by the Company's supervisory board to members of the Company's management board, (ii) allow the Company's supervisory board to temporarily fill vacancies on the Company's management board if any one or more of the managing directors is/are ill or incapacitated and (iii) facilitate the holding of fully virtual (or partially virtual) general meetings of the Company as and when allowed by Dutch law. If this resolution is adopted, each civil law notary, candidate civil law notary and lawyer working with NautaDutilh N.V., the Company's legal counsel, will be authorized to have the deed of amendment to the Company's articles of association executed. A full text of the proposed changes (in Dutch, with an unofficial English translation) is available at the Company's office address and has been posted on the Company's website.

15.Cancellation of 20,000,000 class A shares (voting item)

On November 9, 2022, the Company completed the repurchase of 20,000,000 class A shares in its capital. The repurchase fell within the authorization granted by the Company's general meeting to the Management Board on June 30, 2022.

It is proposed to cancel the repurchased shares and to reduce the issued share capital accordingly. This resolution will only take effect after the relevant legal procedure for capital reduction is completed. The purpose of the cancellation is primarily a desire to clean-up the capital structure; there is currently no (other) destination for the repurchased shares.

16.Authorization of the management board to acquire shares in the Company’s capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depositary receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 120% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).